TELE NORTE LESTE ANNOUNCES
RATE INCREASES

Rio de Janeiro, Brazil – June 27, 2002 – TELE NORTE LESTE PARTICIPAÇÕES S.A. (NYSE: TNE), the holding company of telecommunication services providers in the north, northeastern and eastern regions of Brazil, informs that, as defined in the Concession Agreement and authorized by Anatel, its fixed-line subsidiary Telemar Norte Leste has increased the rates for its Local and Long Distance services. It is important to note that the rates presented below become effective on June 28, 2002. They are expressed in Brazilian reais, with taxes and refer to the State of Rio de Janeiro.

Local Services	Previous Rates	New Rates	Increase (Decrease)
Installation Fee	$70.08	$42.04	(40.00%)
Monthly Fee (Residential)	$23.32	$26.58	13.97%
Monthly Fee (Non-Residential)	$36.33	$41.75	14.95%
Monthly Fee (PBX)	$48.30	$41.75	(13.56%)
Local Pulse	$0.09259	$0.10159	9.72%
Public Phone Credit	$0.07500	$0.08100	8.00%

Long Distance Service (*)

Distance (Km)	Previous Rates	New Rates	Increase
0 - 50	0.23964	0.26936	12.40%
50 -100	0.36298	0.38403	5.80%
100 - 300	0.37746	0.40236	6.60%
+ 300	0.39243	0.43363	10.50%

* Per-minute rates during business hours (between 9 a.m./ noon; 2 p.m./ 6 p.m.) on weekdays.

Anatel also authorized our maximum fixed-to-mobile rates for calls to the wireless operators of the SMP (Bands D and E). The per-minute rates, with taxes, for Rio de Janeiro are:

- VC1 = R$ 0.5098

- VC2 = R$ 1.0371

- VC3 = R$ 1.1800

For more information, please contact:

TNE – INVESTOR RELATIONS
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1110

Carlos Lacerda (carlosl@telemar.com.br) 3131 1314

invest@telemar.com.br

Fax: 55 21 3131 1325

THOMSON FINANCIAL CORPORATE GROUP
Mariana Crespo (mariana.crespo@tfn.com)

Rick Huber (richard.huber@tfn.com)

Tel: 1 212 701 1830

Fax: 1 212 509 5824

Visit Telemar's interactive investor relations website: www.telemar.com.br/ir